Filed by Commercial Capital Bancorp, Inc.

pursuant to Rule 425  under the Securities Act of 1933

 Subject Company: Calnet Business Bank, National Association

Commission File No.: 333-130184

News Release

FOR IMMEDIATE RELEASE	Media contact:
January 20, 2006	Kevin R. Watson
Chief Financial Officer
Calnet Business Bank
916.927.7000

CALNET BUSINESS BANK REPORTS 4TH QUARTER AND 2005 EARNINGS

Sacramento, Calif. — Calnet Business Bank (OTC BB:CLNB news) reported continued profits in the fourth quarter of 2005 with net income of $796,000, or $0.35 diluted earnings per share, an increase from $493,000, or $0.33 diluted earnings per share, in the fourth quarter of 2004.  Net income for the full year 2005 was $2.24 million, or $0.99 diluted earnings per share, compared to $1.15 million, or $0.79 diluted earnings per share for the full year 2004.

Financial Highlights

•                  Net interest income grew $814,000, or 56.7%, in the fourth quarter of 2005 from the fourth quarter of 2004.  Net interest income grew $3.01 million, or 62.5%, for the year ended December 31, 2005 compared to the year ended December 31, 2004.

•                  Net interest margin for the quarter ended December 31, 2005 was 5.70% compared to 4.44% for the quarter ended December 31, 2004.  Net interest margin for the year ended December 31, 2005 was 5.23% compared to 4.22% for the year ended December 31, 2004.

•                  Total assets increased 13.0% from a year ago to $176.6 million at December 31, 2005.

•                  Loans increased $27.6 million, or 34.6%, from a year ago to $107.4 million at December 31, 2005.

•                  Deposits grew 13.5% from a year ago to $152.9 million at December 31, 2005, with 56.1% of total deposits in noninterest-bearing accounts.

•                  Asset quality continues to be solid with nonperforming assets at 0.15% of total assets at December 31, 2005, compared to 0.21% of total assets at December 31, 2004.

“The operating results and the growth we experienced this quarter and for the year are exceptional in light of the effort that has been required to meet the terms of the agreement that is in place with the OCC and the pending merger transaction with Commercial Capital Bank. We are excited about the pending merger as we think it is beneficial to our shareholders and represents opportunity for our employees and expanded capabilities for our customers,” said Peter Raffetto, President and CEO.

Three Month Results

Net interest income grew $814,000, or 56.7%, totaling $2.25 million in the fourth quarter of 2005 compared to $1.44 million in the fourth quarter of 2004.  The growth in net interest income was fueled by the Bank’s continued strong loan growth.  The Bank’s net interest margin was 5.70% for the fourth quarter of 2005 compared to 4.44% for the fourth quarter of 2004.  The provision for loan losses was $30,000 in the fourth quarter of 2005 compared to $22,000 for the same period a year ago.  The allowance for loan losses totaled $1.2 million, or 1.17% of outstanding loans at the end of December 2005 as compared to $977,000, or 1.21% of outstanding loans at the end of December 2004.

Noninterest income, derived primarily from processing fees, was $120,000 in the fourth quarter of 2005, compared to $594,000 reported in the fourth quarter of 2004.  ACH processing fees generated $110,000 of noninterest income in the fourth quarter of 2005 compared to $242,000 in the fourth quarter of 2004.

Noninterest expense for the fourth quarter of 2005 totaled $1.88 million, up 24.2% from $1.51 million in the fourth quarter of 2004.  The primary reasons for the increase were new hires of both revenue-generating and support personnel to support growth and increased legal and consulting expenses in conjunction with the review and strengthening of internal controls.  Additionally, included in noninterest expense in the fourth quarter of 2005 was $438,000 of merger and acquisition expense related to the Bank’s pending merger with and into Commercial Capital Bank.

The Bank recorded a $337,000 tax benefit after a determination that it would more likely than not realize its deferred tax assets and accordingly eliminated the related valuation allowance.

Year-end Results

Net interest income grew $3.0 million, or 62.5%, totaling $7.8 million for the year ended December 31, 2005 compared to $4.8 million for the year ended December 31, 2004.  The Bank’s net interest margin was 5.23% for the year ended December 31, 2005 compared to 4.22% for the year ended December 31, 2004.  The provision for loan losses was $291,000 for the year ended December 31, 2005 compared to $151,000 for December 31, 2004.

Noninterest income was $1,202,000 for the year ended December 31, 2005, compared to $1,643,000 reported for the year ended December 31, 2004.  ACH processing and draft processing fees (the Bank exited from draft processing in the first quarter of 2005) generated $728,000 and $252,000, respectively, of noninterest income for the year ended December 31, 2005 compared to $692,000 and $468,000, respectively, for the year ended December 31, 2004.

Noninterest expense for the year ended December 31, 2005 totaled $6.8 million, up 32.6% from $5.1 million for the year ended December 31, 2004.  The primary reasons for the increase were the same as for the increase in the fourth quarter of 2005 over the fourth quarter of 2004, namely new hires of both revenue-generating and support personnel to support growth and increased legal and consulting expenses in conjunction with the review and strengthening of internal controls of approximately $400,000, as well as merger and acquisition related expenses of $438,000.

Financial Position at December 31, 2005

Loans outstanding at December 31, 2005 increased 34.6% to $107.4 million, net of the $1.268 million allowance for loan losses, compared to loans outstanding of $79.8 million net of the $977,000 allowance for loan losses at December 31, 2004.  Outstanding loan commitments, including unused portions of existing lines of credit, totaled $36.6 million as of December 31, 2005.

At December 31, 2005 total deposits had increased 13.5% to $152.9 million compared to $134.7 million at December 31, 2004.  Of the total deposits at December 31, 2005, 56.1% were noninterest-bearing demand deposits, 38.5% were interest-bearing transaction, savings, and money market accounts, and the remaining 5.4% were in the form of CDs.  At December 31, 2005, the Bank’s loan to deposit ratio was 71.1% as compared to 60.0% at December 31, 2004.

At December 31, 2005, tier one capital was $23.3 million, the leverage capital ratio was 14.07% and the tier one risk based capital ratio was 17.47%.  Total risk based capital ratio was 18.43%. All of these capital ratios are substantially above the minimum required regulatory capital ratios.

Merger with Commercial Capital Bancorp

As previously announced, on October 20, 2005, the Bank signed a definitive agreement to merge with and into Commercial Capital Bank, FSB, a subsidiary of Commercial Capital Bancorp, Inc., Irvine, California.  Under the terms of the agreement, which has been unanimously approved by the Boards of Directors of both companies, shareholders of the Bank will receive 1.073 shares of Commercial Capital Bancorp, Inc. common stock in exchange for each share of Bank stock. The transaction, which is expected to be tax-free to the Bank’s shareholders, values each share of Bank common stock at $17.57, based on Commercial Capital Bancorp’s closing price per share of $16.37 on October 20, 2005.  The value of the transaction and value of each share of Bank common stock on consummation of the merger may be higher or lower depending on the value of the Commercial Capital Bancorp, Inc.’s common stock on such date.  The transaction is expected to close in the first quarter of 2006, pending regulatory approval, approval of the transaction by the Bank’s stockholders and satisfaction of other customary closing conditions.

Formal Regulatory Agreement

Also as previously announced, the Bank entered into a formal agreement dated July 21, 2005 with the Office of the Comptroller of the Currency (“OCC”).  The agreement requires the Bank’s Board to take various actions to improve oversight of the Bank, includes articles addressing the ACH and draft processing area, and contains provisions concerning the overall risk management of the Bank, new products and services, asset-liability management, and loan portfolio management.  The Bank is required to adopt and adhere to an operating plan acceptable to the OCC.  The agreement also requires the Bank to engage third party consultants and auditors and to make ongoing and frequent progress reports to the OCC.  Additionally, the agreement requires the Bank to maintain minimum capital levels of 11% Tier 1 Capital to risk-weighted assets and 8% Tier 1 Leverage ratio.  Management of the Bank believes it has taken all the measures needed to date to put the Bank in full compliance with the agreement.

About Calnet Business Bank

Calnet Business Bank was formed by a group of highly respected banking professionals and business leaders with the highest standards for personal, high-quality customer service and advanced technology.  They built the Bank’s infrastructure from the ground up with new technology that allows customers to integrate their financial systems with the Bank for complete access and control over their accounts.  We are the next step in banking.  Powered by technology. Delivered by professionals.  For more information please call (916) 927-7000 or visit www.calnetbank.com

Forward Looking Statement and Other Disclosure

This news release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended and Calnet Business Bank intends for such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.  These forward-looking statements describe the Bank’s expectations regarding future events and developments and are subject to risks and uncertainties and includes information about possible or assumed future results of operations. Many possible events or factors could affect the Bank’s future financial results and performance, including the ability of the board of directors and management to implement and oversee the Bank’s compliance with the terms of the formal agreement with the Office of the Comptroller of the Currency (OCC), the financial impact of compliance with the formal agreement on the performance of the Bank, economic factors affecting the ability of borrowers to repay loans, results of the Bank’s review of its ACH processing business, possible adverse impact of future regulatory restrictions on the Bank’s business, risks associated with the Bank’s processing business, adverse reaction to changes in the products and services offered by the Bank, changes in the local, regional and national economy, fluctuations in interest rates and other factors included in the Bank’s filings with the OCC.  This could cause results of performance to differ materially from those expressed in the Bank’s forward-looking statements.  These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in, or implied by, such forward looking statements. All forward-looking statements are representative only on the date hereof.

This press release may be deemed to be solicitation material with respect to the proposed acquisition of the Bank and the issuance of shares of common stock by the Commercial Capital Bancorp Inc. pursuant to the merger. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC.  The registration statement contained a proxy statement/prospectus that was mailed on January 3, 2006 to the shareholders of the Bank in connection with their vote on the merger. SHAREHOLDERS OF THE BANK ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  The final proxy statement/prospectus has been mailed to shareholders of the Bank.  Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov.  In addition, investors may obtain free copies of the documents filed with the SEC by the Commercial Capital Bancorp, Inc. by contacting: Investor Relations, Commercial Capital Bancorp, Inc., 8105 Irvine Center Drive, 15th Floor Irvine, CA 92618, telephone: 949-585-7500 or by visiting the Company’s website at www.commercialcapital.com, or from the Bank by contacting Kevin R. Watson, Chief Financial Officer, Calnet Business Bank, 1565 Exposition Blvd., Sacramento, CA 95815, telephone: 916-927-7000 or by visiting the Bank’s website at www.Calnetbank.com.

The Bank and their directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding the Bank’s directors and executive officers is set forth in its proxy statement, which is available by contacting the Bank at the telephone number set forth above.

CALNET BUSINESS BANK, NATIONAL ASSOCIATION

CONDENSED BALANCE SHEET

(amounts in thousands except share data)

	December 31,	December 31,
	2005	2004
ASSETS

Cash and due from banks	$8,103	$5,254
Federal funds sold	23,860	39,980
Interest-bearing deposits in banks	300	399
Securities, at fair value	32,521	27,965
Loans (net of allowance for loan losses of $1,268 at 12/31/05 and $977 at 12/31/04	107,439	79,846
Premises and equipment, net	882	1,171
Other assets	3,523	1,680

TOTAL ASSETS	$176,628	$156,295

LIABILITIES AND SHAREHOLDERS’ EQUITY

Noninterest bearing deposits	$85,844	$63,289
Interest bearing deposits	67,053	71,445
Total deposits	152,897	134,734

Other liabilities	999	928
Total liabilities	153,896	135,662

SHAREHOLDERS’ EQUITY
Common stock - $5 par value; 20,000,000 shares authorized; Shares Issued and Outstanding - 2,178,800 at 12/31/05 and 2,156,163 at 12/31/04	10,899	10,781
Additional paid in capital	12,932	12,809
Accumulated deficit	(570)	(2,811)
Accumulated other comprehensive loss	(529)	(146)
	22,732	20,633

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$176,628	$156,295

CALNET BUSINESS BANK, NATIONAL ASSOCIATION

CONDENSED STATEMENT OF INCOME

(amounts in thousands except share data)

	Three months ended		Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004

Interest income:
Interest and fees on loans	$2,165	$1,323	$7,367	$4,930
Interest on federal funds sold	130	126	418	313
Interest on investment securities	352	239	1,491	587
Interest on deposits in banks	5	5	18	18
Total interest income	2,652	1,693	9,294	5,848
Interest expense:
Interest on deposits	403	258	1,479	1,039
Total interest expense	403	258	1,479	1,039

Net interest income	2,249	1,435	7,815	4,809
Provision for loan losses	30	22	291	151

Net interest income after provision for loan losses	2,219	1,413	7,524	4,658

Noninterest income:
ACH processing fees	110	242	728	692
Draft processing fees	—	240	252	468
Contribution management	9	15	38	56
Other	1	97	184	427
	120	594	1,202	1,643

Noninterest expense	1,880	1,514	6,821	5,146

Net income before taxes	459	493	1,905	1,155
(Benefit) Provision for taxes	(337)	—	(336)	1

Net Income	$796	$493	$2,241	$1,154

Earnings per share	$0.37	$0.35	$1.03	$0.84
Diluted Earnings per share	$0.35	$0.33	$0.99	$0.79
Weighted average shares outstanding	2,172,580	1,401,108	2,165,417	1,381,348
Diluted weighted average shares outstanding	2,262,522	1,512,408	2,272,568	1,463,057

Net interest margin	5.70%	4.44%	5.23%	4.22%